SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Submission of Audit Reports of Woori Bank

On March 6, 2024, Woori Financial Group Inc. disclosed audit reports of Woori Bank, its wholly-owned subsidiary, for the fiscal year 2023 based on the International Financial Reporting Standards as adopted by the Republic of Korea.

The financial statements accompanying such reports have not been approved by the shareholders of Woori Bank and remain subject to change.

Please refer to the audit reports and Woori Bank’s consolidated and separate financial statements, which have been furnished as Exhibits 99.1 and 99.2 hereto, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 6, 2024	By: /s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Deputy President